Exhibit 99.2

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On June 30, 2014

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the board of directors of InterXion Holding N.V. (the “Company”) for use at the Annual General Meeting of Shareholders, and at any adjournments thereof.

The meeting of shareholders to which this Proxy Statement relates constitutes the Annual General Meeting of Shareholders under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange.

Attending the Annual General Meeting

The Annual General Meeting will be held on June 30, 2014, at 9:00 CET, at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, to consider the matters set forth in the Notice of Annual General Meeting of Shareholders. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about June 5, 2014.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by June 26, 2014 before 17:00 Central European Time. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 Central European Time June 26, 2014. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, €0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of business on June 2, 2014 according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Annual General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Annual General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Annual General Meeting is 69,028,538.

Street Name Holders and Record Holders

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust or our shareholders’ register. For street name shares, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Annual General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the street name holders. If you plan to attend the Annual General Meeting and vote your street name shares in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Annual General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Annual General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Annual General Meeting. You can always attend the Annual General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR” or “AGAINST” or “ABSTAIN” from voting on (i) the adoption of our Dutch statutory annual accounts for the financial year 2013, (ii) the discharge of the members of our Board of Directors from certain liabilities for the financial year 2013, (iii) the appointment of two non-executive directors, (iv) award of restricted shares to our non-executive directors and increase of Audit Committee membership compensation, as described in the proxy statement, (v) award of performance shares to our executive director, as described in the proxy statement, and (vi) the appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2014.

If you vote by proxy without indicating your instructions, your shares will be voted FOR:

•	The adoption of our Dutch statutory annual accounts for the financial year 2013;

•	The discharge of the members of our Board of Directors from certain liabilities for the financial year 2013;

•	The appointment of two non-executive directors;

•	Award of restricted shares to our non-executive directors and increase of Audit Committee membership compensation;

•	Award of performance shares to our executive director; and

•	The appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2014.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Annual General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting and entitled to vote on the proposal is required to approve each of the proposals set forth in this proxy statement.

Although there is no quorum requirement under our Articles of Association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Annual General Meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Annual General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” are shares that are held in “street name” by a bank or brokerage that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the Annual General Meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

Other Matters

As of the date of this Proxy Statement, our board of directors does not know of any business that will be presented for consideration at the Annual General Meeting other than the matters described in this Proxy Statement. If any other matters are properly brought before the Annual General Meeting, the persons named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2013

At the Annual General Meeting, our shareholders will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2013 (the “2013 Annual Accounts”). We will also report on the business and the results of operations for the year ended December 31, 2013 based on the 2013 Annual Accounts. We will also discuss the application of the Dutch corporate governance code and the reservation and dividend policy.

Our 2013 Annual Accounts are audited and prepared in accordance with International Financial Reporting Standards. The 2013 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States (“US GAAP”). A copy of the 2013 Annual Accounts can be accessed through our website, www.interxion.com, and may be obtained free of charge by request to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Approval of this proposal will constitute approval of the matters set forth in the 2013 Annual Accounts.

Under Dutch law, we are required to provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF OUR 2013 ANNUAL ACCOUNTS.

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD OF DIRECTORS FROM CERTAIN LIABILITIES

At the Annual General Meeting, as permitted under Dutch law and customary for Dutch companies, we are asking our shareholders to discharge the members of our Board of Directors from certain liabilities with respect to the exercise of their management and supervisory duties during our financial years ended December 31, 2013. If our shareholders approve this discharge of certain liabilities, then the persons concerned will not be liable to the Company for actions that they took on behalf of the Company in the exercise of their duties during the financial year 2013. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Board of Directors to our shareholders. The discharge is also subject to the provisions of Dutch law relating to liability upon bankruptcy.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE OF THE MEMBERS OF OUR BOARD OF DIRECTORS FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR 2013.

PROPOSAL 3—APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS

Pursuant to the Company’s Articles of Association, the term of the initial class I Director, Michel Massart shall expire immediately following this Annual General Meeting. Pursuant to our shareholders agreement with affiliates of Baker Capital, Baker Capital has the right to nominate a majority of the members our Board of Directors for appointment for so long as Baker Capital or its affiliates continue to own more than 25% of our outstanding ordinary shares. Affiliates of Baker Capital have designated Mr. Frank Esser for nomination as a non-executive director. The Board of Directors, after due consideration, recommends that Mr. Esser be appointed for a three-year term (such that Mr. Esser’s term shall expire immediately following the Annual General Meeting in 2017) as non-executive director.

Frank Esser, non-executive director

Mr. Esser has been involved in the telecommunication sector for 25 years. From 2000 onwards he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO and from 2005 to 2012 he was a member of the Vivendi Management board. Prior to that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of AVG N.V., Rentabiliweb S.A. and Swisscom AG. He is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from the Cologne University.

Pursuant to the Company’s Articles of Association, the term of the initial class I Director, David Lister shall expire immediately following this Annual General Meeting. Affiliates of Baker Capital have designated Mr. Mark Heraghty for nomination as a non-executive director. The Board of Directors, after due consideration, recommends that Mr. Heraghty be appointed for a three-year term (such that Mr. Heraghty’s term shall expire immediately following the Annual General Meeting in 2017) as non-executive director.

Mark Heraghty, non-executive director

Mr. Heraghty has been working in the telecommunications industry since the early 1990’s, most recently as Managing Director of Virgin Media Business. From 2004 to 2008 as President EMEA for Reliance Globalcom with regional responsibility for the former FLAG Telecom and Vanco businesses which Reliance acquired. From 2000 to 2003 he was the CEO Europe for Cable & Wireless. Mr Heraghty graduated from Trinity College Dublin with a degree in Mechanical Engineering (1985) and holds an MBA awarded by Warwick University (1992).

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF FRANK ESSER AND THE APPOINTMENT OF MARK HERAGHTY AS NON-EXECUTIVE DIRECTORS

PROPOSAL 4—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS AND INCREASE AUDIT COMMITTEE MEMBERSHIP COMPENSATION

For the fiscal year 2014 the annual cash compensation for each non-executive director is EUR 40,000 gross per annum (which is the same as for the fiscal year 2013).

For the fiscal year 2013, the cash fees for committee participation are listed below:

•

Audit Committee. Each member of the Company’s Audit Committee received an additional EUR 15,000 gross per annum and the Chairman of the Company’s Audit Committee received an additional EUR 10,000 gross per annum;

•

Compensation Committee. Each member of the Company’s Compensation Committee received an additional EUR 5,000 gross per annum and the Chairman of the Company’s Compensation Committee received an additional EUR 5,000 gross per annum.

At the Annual General Meeting, our Shareholders will be asked to approve the following adjustments to the compensation for Audit Committee participation, which adjustments will apply as of 1 January 2014:

•	The annual compensation for each non-executive director who is a member of the Company’s Audit Committee will be increased from € 15,000 gross per annum to € 20,000 gross per annum;

As a result of the growth of the Company, the complexities of the Audit Committee duties as well as of the amount of time a non-executive director must allocate to the proper performance of these duties have increased. The adjustment in the compensation reflects these changes.

At the Annual General Meeting, our shareholders will be asked to approve the following adjustment to the share compensation of the non-executive directors for the period between this Annual General Meeting and the next one.

Each non-executive director will be awarded restricted shares equivalent to a value of EUR 40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on 26 March 2014; available at www.sec.gov) and containing the following key terms:

•	The number of restricted shares will be set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of this Annual General Meeting;

•	All of these restricted shares will vest on the day of the next Annual General Meeting subject to the non-executive director having served for the entire period;

•

The restricted shares will be locked up (be non-exercisable) for a period that will end three years from the date of award or on the date the non-executive director ceases to be a director of the Company, whichever is sooner;

•	Upon change of control, these restricted shares will vest immediately and any lock provisions will expire.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS WITH A VALUE OF EUR 40,000 AS WELL FOR THE INCREASE OF THE AUDIT COMMITTEE MEMBERSHIP COMPENSATION.

PROPOSAL 5—AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR

At the Annual General Meeting our shareholders will be asked to approve the award of 17,995 performance shares to the executive director pursuant to the Company’s 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on 26 March 2014; available at www.sec.gov).

These performance shares are awarded in relation to the achievements of the Company and the performance of the executive director in the fiscal year 2013 and is based on the following:

•

The executive director, based on the Company’s performance and his performance, earned an initial allocation of 71,979 performance shares (the Initial Allocation). This number has been calculated on the basis of the Company’s average share value during the month of January 2013, as well as the actual company and individual performance from 1 January 2013 to 31 December 2013;

•	The first instalment of 25% of the Initial Allocation (17,995 performance shares; the Award) will vest upon the approval by the AGM of the Award. These shares are locked up until 31 December 2014;

•

The remaining 75% of the Initial Allocation (53,984 performance shares) is subject to the Company’s relative share performance over the 24 month period from 1 January 2013 to 31 December 2014 and is subject to approval by the AGM to be held in 2015 (the “Remaining Award”).

•	Upon change of control, the performance shares will vest immediately and any lock up provision will expire.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE AWARD OF 17,995 PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR.

PROPOSAL 6—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2014

The Company’s Articles of Association provide that the Shareholders at the Annual General Meeting instruct an auditor to examine the Annual Accounts drawn up by the Board of Directors, to lay a report of their findings before the Board of Directors and to make a statement with regard thereto.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct KPMG Accountants N.V. to act as independent auditor for the year ending 31 December 2014.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT ACCOUNTS FOR THE FINANCIAL YEAR 2014.

PROPOSALS FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Because we are a Dutch public limited company whose shares are traded on the New York Stock Exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for our board of directors to be considered for election at the 2015 Annual General Meeting of Shareholders or if you wish to submit another kind of proposal for consideration by shareholders at the 2015 Annual General Meeting of Shareholders.

Under our Articles of Association, if you are interested in submitting a proposal to be presented at the 2015 Annual General Meeting of Shareholders, you must fulfill the requirements set forth in our Articles of Association, and we must receive your proposal at our office as set forth below no later than 60 days before the annual general meeting:

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

You may contact us at Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, for a copy of the relevant provisions of the Company’s Articles of Association regarding the requirements for making shareholder proposals.

DIRECTOR INDEPENDENCE

New York Stock Exchange rules and regulations require listed companies to have a board of directors with a majority of independent directors. The Company’s board of directors currently consists of seven directors. The board has determined that each of David Lister, Cees van Luijk, Michel Massart and Jean F.H.P. Mandeville has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under NYSE listing standards. The remaining directors, David Ruberg, John C. Baker and Robert M. Manning are considered to be non-independent.

In addition, on May 31, 2014, the board determined that each of Frank Esser and Mark Heraghty, who is nominated by affiliates of Baker Capital to replace Michel Massart and David Lister as a director, has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under New York Stock Exchange listing standards.

Under the New York Stock Exchange listing standards, no director qualifies as independent unless the board of directors of the Company affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, which would impair such director’s independence. In making its determination regarding director independence, the board applies independence standards that conform to the independence requirements of the New York Stock Exchange. The board considers all relevant facts and circumstances in making its independence determination.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company files annual and current reports with the Securities and Exchange Commission (“SEC”). You may read and copy any of the reports or other materials that the Company files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the reports and other materials we file electronically with the SEC. The address of that website is http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Room at the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:	/s/ David C. Ruberg
	Name:	David C. Ruberg
	Title:	Chief Executive Officer

June 5, 2014

A copy of the our Dutch statutory annual accounts for the financial year ended December 31, 2013 is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.